July 10, 2008

Via Facsimile (213) 244-7607 and EDGAR

Mr. John Zitko

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, D.C. 20549

Re:          Metro One Telecommunications, Inc.

Registration Statement of Form S-3, as amended

File No. 333-144400

Dear Mr. Zitko:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Metro One Telecommunications, Inc. (the “Registrant”) hereby request acceleration of effectiveness of its Registration Statement on Form S-3, as amended (File No. 333-144400) to July 11, 2008 at 3:00pm Eastern Time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned or Donald W. Douglas, Esq. at 503 524-1237.

Very truly yours,

/s/ James F. Hensel
James F. Hensel
Chief Executive Officer
Metro One Telecommunications, Inc.